Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Entity Type	State of Incorporation
Global Cell Buyers	Corporation	Wyoming
GTSO Resources LLC	Limited liability company	Texas
GTSO Urban Mining LLC	Limited liability company	Texas
Mother Parker’s Soil, LLC	Limited liability company	California